UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Amended Articles of Association

On July 14, 2023, VectivBio Holding AG (the “Company”) registered with the commercial register of the Canton of Basel-Stadt its amended Articles of Association (the “Amended Articles”) reflecting the amendments thereto that were approved by the shareholders of the Company at the previously announced extraordinary general meeting of shareholders held on June  26, 2023. The description of the full slate of matters approved at the extraordinary general meeting is subject to and qualified in its entirety by reference to the Company’s Report on Form 6-K filed on June 26, 2023.

A copy of the Company’s Amended Articles is filed as Exhibit 1.1 to this report on Form 6-K. The foregoing summary of the Amended Articles does not purport to be complete and is subject to, and qualified in its entirety by, the Amended Articles, which are filed herewith as Exhibit 1.1 and incorporated herein by reference.

Officer Resignations

In connection with the successful completion of Ironwood Pharmaceuticals, Inc.’s, a Delaware corporation (“Ironwood”), previously announced cash tender offer (the “Offer”) to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share, of the Company, at a price per share equal to $17.00, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes, each of (i) Luca Santarelli, Chief Executive Officer of the Company, (ii) Claudia D’Augusta, Chief Financial Officer of the Company, (iii) Christian Meyer, Chief Operating Officer of the Company, (iv) Omar Khwaja, Chief Medical Officer of the Company, (v) Kevin Harris, Chief Commercial Officer of the Company, (vi) Scott Applebaum, Chief Legal Officer and Corporate Secretary of the Company, and (vii) Alain Bernard, Chief Technology Officer of the Company resigned from the Company or entered into customary separation or termination agreements with the Company.

Exhibits

1.1	Articles of Association of VectivBio Holding AG, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

July 17, 2023	By:	/s/ Sravan K. Emany
Sravan K. Emany
Authorized Representative